3Q 2022 earnings November 10, 2022 Olink Proteomics Vision Enable understanding of real-time human biology Mission Accelerate proteomics together

Disclaimer This presentation may contain certain forward-looking statements and opinions. Forward-looking statements are statements that do not relate to historical facts and events and such statements and opinions pertaining to the future that, for example, contain wording such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. Forward-looking statements contained in this presentation include, but are not limited to, statements about: our addressable market, market growth, future revenue, key performance indicators, expenses, capital requirements and our needs for additional financing, our commercial launch plans, our strategic plans for our business and products, market acceptance of our products, our competitive position and developments and projections relating to our competitors, domestic and foreign regulatory approvals, third-party manufacturers and suppliers, our intellectual property, the potential effects of government regulation and local, regional and national and international economic conditions and events affecting our business. We cannot assure that the forward-looking statements in this presentation will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this presentation are based on our management’s beliefs and assumptions and are based upon information currently available to our management as of the date of this presentation and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Actual results, performance or events may differ materially from those in such statements due to, without limitation, risks generally associated with product development, including delays or challenges that may arise in the development, launch or scaling of our new products, programs or services, challenges in the commercialization of our products and services, the risk that we may not maintain our existing relationships with suppliers or enter into new ones, or that we will not realize the intended benefits from such relationships, any inability to protect our intellectual property effectively, changes in general economic conditions, in particular economic conditions in the markets on which we operate, changes affecting interest rate levels, changes affecting currency exchange rates, changes in competition levels, and changes in laws and regulations, and other risks described under the caption "Risk Factors" in our Form 20-F (Commission file number 001-40277) and elsewhere in the documents we file with the Securities and Exchange Commission from time to time. The information, opinions ad forward-looking statements contained in this announcement speak only as of its date, and are subject to change without notice and we undertake no obligation to update any such forward-looking statements for any reason, except as required by law. This presentation contains estimates, projections and other information concerning our industry, our business, and the markets for our products and services. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. While we believe our internal company research as to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source. 2

Olink at a glance Company profile • Swedish proteomics company founded in 2016 active in protein biomarker discovery and development • Market leader with a unique proprietary technology, Proximity Extension Assay (PEA), with strong IP utilizing NGS and qPCR for readout − Agnostic to NGS and qPCR platforms • 548 employees with 208 on the commercial team • Strong commercial execution with KOLs, academia, and biopharma through a global direct sales force • Offers distributed kits and fee-for-service 3Q 2022 momentum and recent highlights − Continued strong execution on all strategic value drivers − Revenue growth 59% YoY, with 42% of total from reagent kits − Strength from hi-plex to low-plex − Explore was 68% of revenues with 49% generated from reagent kits − 40 Explore customer installations with ~$725K LTM average revenue pull- through per customer − 63 Signature installations at end of quarter − Excellent progress towards a return to profitability − 1,000+ peer-reviewed publications citing use of PEA technology Market opportunity • $35B TAM for research and clinical applications − High-plex: 1,000s of proteins in 1,000s of samples − Mid-plex: 10-100s of proteins in 1,000s of samples − Low-plex and Dx: 5-10 proteins • Targeting ~5k NGS systems for high-plex • Targeting ~4k mid-plex proteomics labs • Clinical decision making Ambition and growth strategy • Aiming for #1 share in the emerging field of proteomics and establishing NPX as the gold standard • Growing customer internalization through a distributed kits model • Driving PEA in clinical decision making • Unlocking the mid-plex market with Signature and “Flex” product • Expanding protein library and increasing throughput of Explore platform • Investing in R&D to maximize the potential of the platform • Scaling up the organization to accelerate growth 3

4 How Olink wins Dynamic range Library of 3000 proteins covers 10 logs (fg – mg) Validation Strict, comprehensive validation of each target High-throughput 14 million protein measurements/week/system Cost efficient Piggyback on cost evolution in NGS Scalability Offering discovery to Dx on one technology platform High sensitivity IL-8; 30 fg/ml Proprietary PEA technology Solving fundamental challenges in proteomics: Quality, throughput and cost Dual antibody recognition and barcoding required by PEA Exceptional specificity Minimal sample volume Equal to or less than 1 uL of sample required 4

Olink®
Accelerating proteomics together

Unique and holistic product offering applicable from discovery to Dx







Explore
NGS

Measure ~3k proteins with minimal biological sample. Aggressively expand our protein biomarker targets to meet every customer need across all proteomics use cases.

Explore 384
NGS

Minute sample volume, <1µl, and outstanding throughput, 14 M measurements per week/system

Explore kit launched in 2021

Target 96
qPCR

Choose from fifteen carefully designed panels built for specific area of disease or key biology process

Target 48
qPCR

Introducing our 48-plex Cytokine panel with absolute quantification

Aggressive expansion of product portfolio and offering

Signature
qPCR

Light and nimble benchtop system purpose built for PEA. Began deliveries and revenue recognition in 4Q 2021.



Focus
qPCR

Forming the basis of our Dx offering

Custom developed for each client/use case

First LDT by Octave Bioscience to monitor disease management / progression in multiple sclerosis (MS)

Available in select MS centers

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Break-through science with Olink in high-impact peer reviewed literature Now in 1,000+ publications across every major therapeutic area 6

Singapore Shanghai Boston Tokyo Uppsala Leading execution, delivering on all strategic levers 59% Year over year revenue growth in 3Q22 (unaudited) 68% Explore revenues share of 3Q22 total revenues Top 20 Served all 20 of the largest biopharma 100% Coverage of all major pathways of the plasma proteome using Explore 3072 ~4k Untapped base of proteomics labs addressable by Olink 7 >5k Untapped base of Illumina NGS systems addressable by Olink 42% Reagent kit share of 3Q22 total revenues

Singapore Shanghai Boston Tokyo Uppsala Strong execution of externalizations with significant headroom to grow 40 Explore customer installations 6 16 6 APAC 14 12 17 EMEA 20 35 17 Americas Explore labs Biomark core labs Signature labs 63 Cumulative Signature placements at end of 3Q22 8 68% Explore revenues share of LTM total revenues ~840K Sample potential on Explore externalizations 32% Kits revenue share of LTM total revenues 40 Olink Biomark core labs ~$725k LTM Explore average revenue pull-through per customer installation

9 Proprietary PEA technology Discovery to Dx Proximity Extension Assay (PEA) Solving fundamental challenges in proteomics $35bn TAM opportunity A market leader Strong commercial execution Market leader with a differentiated technology platform enabling customers from Discovery to Dx 9

Actionable science driving rapid customer adoption and growth 1,000+ publications as of November 2022 Evolution of publications based on PEA1 Number of publications (accumulated) 54 123 223 349 513 768 990 FY17FY16 FY20FY19FY18 FY21 Customer account acquisition Total number of accounts served since inception 3Q22 116 216 329 469 637 753 878 FY17FY16 FY20FY19FY18 FY21 3Q22 70% 5-yr CAGR 45% 5-yr CAGR 1 PEA publication count exceeded 1,013 as of November 7, 2022. Publication counts are estimates. 10

Olink®
Accelerating proteomics together

Third quarter financial results (unaudited)

Financial highlights
USDM

	3Q 2021	3Q 2022
Total revenue	$ 20.0	$ 31.8
Total EBITDA	($ 7.9)	($ 3.7)
Total adjusted EBITDA[1]	($ 7.5)	($ 1.7)
Gross profit (%)	62.1 %	66.1 %
Adjusted gross profit (%)[2]	65.6 %	68.6 %

Segment breakdown
% of total


10%
42%
48%
Service
Kit
Other

Headcount development
#Headcount


70
71
106
135
214
416
548
FY16
FY17
FY18
FY19
FY20
FY21
3Q22

1. Adjusted EBITDA is a non-IFRS measure and defined as profit for the year before accounting for finance income, finance costs, tax, depreciation, and amortization of acquisition intangibles, further adjusted for management adjustments and share based compensation expenses. Refer to Appendix for non-IFRS reconciliation.

2. Adjusted Gross Profit is a non-IFRS measure and defined as revenue less cost of goods sold, which is then adjusted to remove the impact of depreciation and the impact of material transactions or events that we believe are not indicative of our core operating performance, such as share based compensation expenses. Refer to Appendix for non-IFRS reconciliation.

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Third quarter 2022 revenue (unaudited) 1. RoW includes Japan and RoW. 2. EMEA includes Sweden. $31.8 million in revenue for 3Q 2022, representing 59% YoY growth on a reported basis Revenue by segment USD’000 Revenue by geography USD’000 3,668 15,123 1,183 13,395 15,132 3,245 OtherKit Service +265% +174% 3Q21 3Q22 6,874 11,803 1,297 12,404 15,011 4,358 China & RoW (1)Americas EMEA (2) +80% +27% +236% 3Q21 3Q22 Explore accounted for 68% of revenue in 3Q 2022, with Y/Y service segment and kit segment growth of 0% and 265%, respectively +0% 12

Olink®
Accelerating proteomics together

Third quarter 2022 adjusted gross profit percentage (unaudited)

$21.8 million in adjusted gross profit for 3Q 2022, compared to $13.1 million in 3Q 2021

Adjusted gross profit percentage by segment[1]
USD'000



3Q21
3Q22
91%
Reported GM
88%
89%
Reported GM
87%
59%
Reported GM
55%
55%
Reported GM
51%
74%
Reported GM
74%
49%
Reported GM
49%
Kit
Service
Other

Adjusted gross profit percentage was 68.6% in 3Q 2022, reflecting investments into our service to continue buildout of lab capacity and deliveries to UKB-PPP

1. Adjusted Gross Profit is a non-IFRS measure and defined as revenue less cost of goods sold, which is then adjusted to remove the impact of depreciation and the impact of material transactions or events that we believe are not indicative of our core operating performance, such as share based compensation expenses. Refer to Appendix for non-IFRS reconciliation.

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Third quarter 2022 operating expenses (unaudited) $29.0 million in total operating expenses for 3Q 2022, compared to $24.1 million in 3Q 20211 Olink is investing according to its strategic plan, hiring in the commercial and R&D teams, while expecting a return to profitability for FY23 Selling expenses USD’000 9,035 11,240 3Q21 Research and development expenses USD’000 4,210 6,443 3Q21 3Q22 General and administrative expenses USD’000 11,086 11,998 3Q223Q21 1. Total operating expenses includes Other operating income/(loss). 3Q22 14

Q3 2022 revenues by currency MUSD FX rate change Q3’22 on Q3’21 Index rebased at 100 with 3Q21 as base year Q3 2022 EUR 23.0 0.7 0.4 5.9 0.7 1.0 USD SEK GBP CNY JPN 31.8 Comments • Olink generated 73% of revenues in USD in Q3 2022. • Currency flows largely stem from business activities in the Americas, but there are USD paying customers in other regions as well. • Other key currencies are EUR, SEK (Sweden) and GBP stemming from customer transactions in our EMEA region. • In Q3 2022 we saw a continued strengthening of the USD against most key currencies, leading to a currency headwind compared to prior year (as set out opposite) and against the FX rates used for internal planning. 100 100 100 100 100 100 100 85 82 85 94 79 USD EUR JPY SEK GBP CNY -15% -18% -15% -6% -21% Q3 2021 Q3 2022 15 Constant currency revenue growth of 68% vs reported revenue growth of 59% FX impact driven by strengthening of the USD against the EUR, SEK, and GBP Currency rates from Olink ERP system, sourced from the Swedish Riksbank

2022 guidance – expecting rapid growth We expect full year 2022 revenue to be in the range of $138 million to $142 million; representing growth of 45% to 49%, with constant currency revenue expected near the top end of this range, and reported revenue expected near the bottom end of this range We expect strong sustainable growth, and continued investment into our organization 2022 revenue guidance USDM 46 54 95 138 - 142 FY19 FY20 FY21 FY22 +17% +76% +45-49% 16

17 Olink management team and organization Jon Heimer Chief Executive Officer Oskar Hjelm Chief Financial Officer Rickard EI Tarzi Chief Strategy Officer Ida Grundberg, PhD Chief Scientific Officer Carl Raimond Chief Commercial Officer Fredrik Netzel Chief Operating Officer Linda Ramirez-Eaves General Counsel Management team Overview of the Olink organization in 2022 Johanna Isander Chief People Officer >548 Employees worldwide >208 Employees on the commercial team >178 Employees in R&D 17

A complete picture of real-time human biology Genomics ProteomicsEpigenomics Transcriptomics Metabolomics Accelerating proteomics together Our mission Enable understanding of real-time human biology Our vision

Non-IFRS reconciliations 19 We present certain non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of these non-IFRS measures facilitates investors’ assessment of our operating performance. We caution readers that amounts presented in accordance with our definitions of adjusted EBITDA, adjusted gross profit, adjusted gross profit margin, adjusted gross profit margin by segment, and constant currency revenue growth, may not be the same as similar measures used by other companies. Not all companies and Wall Street analysts calculate the non-IFRS measures we use in the same manner. We compensate for these limitations by reconciling each of these non-IFRS measures to the nearest IFRS performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure. We are not able to forecast constant currency revenue on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting foreign currency exchange rates and, as a result, are unable to provide a reconciliation to forecasted constant currency revenue.

Non-IFRS reconciliation (constant currency revenue growth) 20 ($ in thousands) Three mos ended Sep 30, 2022 Three mos ended Sep 30, 2021 Revenue $ 31,772 $ 19,974 Revenue growth (IFRS) 59 % Foreign exchange impact -9 % Constant currency revenue growth 68 % We use the non-IFRS measure of constant currency growth, which we define as our total revenue growth from one fiscal year to the next on a constant currency exchange rate basis. We measure our constant currency revenue growth by applying the current fiscal period’s average exchange rate to the prior year fiscal period.

Non-IFRS reconciliation (adjusted gross profit) ($ in thousands) Three mos ended Sep 30, 2022 Three mos ended Sep 30, 2021 Gross profit $ 20,987 $ 12,409 Gross profit % 66.1% 62.1% Less: Depreciation charges $ 748 $ 691 SBC expenses $ 65 - Adjusted gross profit $ 21,800 $ 13,100 Adjusted gross profit % 68.6% 65.6% 21

Non-IFRS reconciliation (adjusted EBITDA) ($ in thousands) Three mos ended Sep 30, 2022 Three mos ended Sep 30, 2021 Operating profit (loss) $ (7,969) $ (11,646) Add: Amortization $ 2,708 $ 2,650 Depreciation $ 1,532 $ 1,106 EBITDA $ (3,729) $ (7,890) Management adjustments $ 189 $ 39 SBC expenses $ 1,808 $ 335 Adjusted EBITDA $ (1,732) $ (7,516) 22

Non-IFRS reconciliation (adjusted gross profit) ($ in thousands) Three mos ended Sep 30, 2022 Three mos ended Sep 30, 2021 Gross profit $ 11,699 $ 3,212 Gross profit % 87.3% 87.6% Less: Depreciation charges $ 142 $ 116 SBC expenses $ 42 - Adjusted gross profit $ 11,883 $ 3,328 Adjusted gross profit % 88.7% 90.7% Three mos ended Sep 30, 2022 Three mos ended Sep 30, 2021 $ 7,688 $ 8,317 50.8% 55.0% $ 605 $ 575 $ 23 - $ 8,316 $ 8,892 55.0% 58.8% Three mos ended Sep 30, 2022 Three mos ended Sep 30, 2021 $ 1,600 $ 880 49.3% 74.4% - - - - $ 1,600 $ 880 49.3% 74.4% Kits revenue Service revenue Other revenue 23